# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARINEMAX INC, CIK 0001057060
CUSIP: 567908108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 501 Brooker Creek, Boulevard, Oldsmar, Florida (FL), 34677
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001788137
Persons authorized to receive notices and communications: Scott Levi, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020-1095, 212 819 8320

## Reporting persons
- Kellnerova Renata (CIK 0001952063): type of reporting person: individual (IN); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- AMALAR HOLDING s.r.o.: type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- PPF Group a.s. (CIK 0001788137): type of reporting person: corporation (CO); citizenship or place of organization: Czech Republic (2N); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- Vox Ventures B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)
- Matsuba Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); source of funds: working capital (WC); sole voting power 0; shared voting power 1,343,635; sole dispositive power 0; shared dispositive power 1,343,635; aggregate amount beneficially owned 1,343,635 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: MARINEMAX INC
Address of issuer's principal executive offices: 501 Brooker Creek, Boulevard, Oldsmar, Florida (FL), 34677

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Between August 27, 2026 and September 4, 2026, the Reporting Persons sold an aggregate of 447,045 shares of Common Stock in the open market in multiple transactions, as follows: 700 shares on August 27, 2026 at prices within a range less than one dollar (with a weighted average price of $52.2000); 1,345 shares on August 31, 2026 at prices within a range less than one dollar (with a weighted average price of $52.2008); 221,000 shares on September 3, 2026 at prices within a range less than one dollar (with a weighted average price of $52.1226); and 224,000 shares on September 4, 2026 at prices within a range less than one dollar (with a weighted average price of $52.1512). Such price amounts exclude commissions paid in per share prices. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such ranges.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated by replacing it with the following:

As of the date of this Amendment No. 5, Matsuba Limited is the owner of record of 1,343,635 shares of Common Stock, representing approximately 6.1% of the outstanding Common Stock (based on 22,086,746 shares outstanding as of July 20, 2026, as reported on the Issuer's quarterly report on Form 10-Q filed July 23, 2026). Each Reporting Person, as a result of the relationships previously described in Item 2, may be deemed to directly or indirectly beneficially own such shares, and each disclaims beneficial ownership except to the extent of its respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated by replacing it with the following:

For information on the Reporting Persons' powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D/A.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Other than the transaction described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Stock effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated by replacing it with the following:

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated by replacing it with the following:

Not applicable.

## Signatures
- Kellnerova Renata: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/08/2026)
- AMALAR HOLDING s.r.o.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/08/2026)
- PPF Group a.s.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/08/2026)
- Vox Ventures B.V.: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/08/2026)
- Matsuba Limited: /s/ Lubomir Kral, Lubomir Kral, Attorney-in-Fact (09/08/2026)